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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation (the “Company”)

Suite 575, 510 Burrard Street

Vancouver, BC

V6C 3A8

2.

Date of Material Change

March 23, 2011

3.

News Release

A news release disclosing the material changes was issued through Canada Newswire in Vancouver, British Columbia, on March 23, 2011 and filed on SEDAR.

4.

Summary of Material Change

Further to the announcement on March 3, 2011, the Company announced it has completed an offering of 15,065,000 units (the "Units") of the Company, which includes the full exercise of the underwriters' over-allotment option of 1,965,000 Units, at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). The Offering was underwritten by a syndicate of underwriters led by Raymond James Ltd. and including National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc., and Union Securities Ltd.

Each Unit consists of one common share of the Company ("Common Share") and one half of one Common Share purchase warrant (each full Common Share purchase warrant, a "Warrant"). Each Warrant entitles the purchaser to acquire, at any time until March 23, 2013, one Common Share at an exercise price of $1.60.

5.1

Full Description of Material Change

Further to the announcement on March 3, 2011, the Company announced it has completed the Offering of 15,065,000 Units of the Company, which includes the full exercise of the underwriters' over-allotment option of 1,965,000 Units, at a price of $1.15 per Unit for gross proceeds of $17,324,750. The Offering was underwritten by a syndicate of underwriters led by Raymond James Ltd. and including National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc., and Union Securities Ltd.

Each Unit consists of one Common Share and one half of one Warrant. Each Warrant entitles the purchaser to acquire, at any time until March 23, 2013, one Common Share at an exercise price of $1.60.

The net proceeds are intended to be used to further advance exploration on targets within the Whistler Project in Alaska, and for general corporate purposes. A commission of 6% of the total gross proceeds realized from the placement was paid to the underwriters.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of March, 2011.